Correspondence

May 18, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Helbiz, Inc. Registration Statement on Form S-1 Filed April 26, 2022 File No. 333-264496

This letter is in response to your letter of May 11, 2022 in which you provided a comment to the registration statement on Form S-1 (the “Registration Statement”) of Helbiz, Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on April 26, 2022. On the date hereof, the Company has filed an amendment to the Registration Statement (“Amendment No. 1”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to the comment.

Registration Statement on Form S-1 filed April 26, 2022

General

1.	Please revise to include separate financial statements for MiMoto Smart Mobility S.r.l. as required by Rule 3-05(b)(2)(iii) of Regulation S-X. In this regard, we note that the operating results of MiMoto have not been reflected in your consolidated financial statements for a complete fiscal year. See Rule 3-05(b)(4)(iii).

We note your comment and have updated our disclosure in Amendment No. 1 to include the requested financial information.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment No. 1, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to Amendment No. 1 or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Salvatore Palella
Salvatore Palella
Chief Executive Officer